January 6, 2026

Wayne Paterson
Chief Executive Officer
Anteris Technologies Global Corp.
860 Blue Gentian Road
Suite 340
Eagan, MN 55121

       Re: Anteris Technologies Global Corp.
           Registration Statement on Form S-3
           Filed January 2, 2026
           File No. 333-292565
Dear Wayne Paterson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jeremy W. Cleveland, Esq.